UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                     SEC File Number:  000-51487
                                                     CUSIP Number:  59508T109



(Check One):  [X] Form 10-K and Form 10-KSB        [_] Form 20-F   [_] Form 11-K
              [_] Form 10-Q and Form 10-QSB        [_] Form N-SAR


     For Period Ended:  December 31, 2005
                        ----------------------------------------------

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                       -------------------------------


     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         ------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  MICROMED CARDIOVASCULAR, INC.
                          ------------------------------------------------------
Former Name if Applicable:
                            ----------------------------------------------------
Address of Principal Executive Office
(Street and Number):  8965 Interchange Drive
                      ----------------------------------------------------------

City, State and Zip Code:  Houston, Texas 77054
                           ------------------------

                         ------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form
                    N-CSR ,or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                    10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On Friday, March 31, 2006, the Registrant's EDGAR filing agent experienced technical difficulties attempting to file a timely Form 10-KSB on the Registrant's behalf. The filing agent notified the Registrant on the next business day, Monday, April 3, 2006, regarding the technical difficulties it experienced with the Securities and Exchange Commission's (the "SEC") EDGAR servers and that the filing agent was unable to access the filing system late in the afternoon prior to the 5:30 PM EST deadline. As a result of these difficulties the Registrant's Form 10-KSB was not filed until after the filing deadline. The filing agent has been in contact with the SEC regarding this matter and the Registrant has sent a letter to the SEC requesting an adjustment of the filing date as permitted under Rule 13 of Regulation S-T. The Registrant is filing this Form 12b-25 to ensure that the Form 10-KSB does not constitute a late filing.

                         ------------------------------

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Travis E. Baugh                                (713) 838-9210
--------------------------------------------------------------------------------
     (Name)                                  (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          MICROMED CARDIOVASCULAR, INC
                      -------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 3, 2006                    By:  /s/  Travis E. Baugh
       ---------------------------           -----------------------------------
                                             Travis E. Baugh
                                             President, Chief Executive Officer,
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

                 INTENTIONAL MISINFORMATION OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).